Exhibit 99.1

2350 – 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Phone: 604-685-2323 Fax: 604-629-5228 www.bajamining.com
May 14, 2009	TSX:BAJ

PRESS RELEASE

BAJA MINING SELECTS ICA FLUOR AS EPCM CONTRACTOR

& RESTARTS BOLEO ENGINEERING

VANCOUVER, B.C. — Baja Mining Corp. today announced that it has signed a letter of intent with ICA Fluor to perform the engineering, procurement and construction management (EPCM) for Baja Mining’s Boleo copper-cobalt-zinc-manganese mining project located near Santa Rosalia, Baja California Sur, Mexico.

The project will be performed in two phases.  MMB has released ICA Fluor to work on Phase I, which consists of the development of an open book capital cost estimate and project construction schedule. The cost estimate will reflect current market conditions and be supported by the work performed to date (about 30% of engineering has been completed). The Phase I capital cost estimate will be subject to independent third party review, and is expected to be completed by the end of the third quarter of 2009.

Phase II will include the execution of  engineering, procurement and construction management necessary to bring the project into production.  The parties are currently negotiating an interim Memorandum of Understanding which will include the general terms and conditions of a reimbursable EPCM contract. Phase II will commence upon completion of construction financing.

“The integrated Baja-ICA Fluor team will prove invaluable to Boleo’s progress,” says Baja President John Greenslade. “With the combined knowledge and efforts of this team, the project will continue to be developed in a responsible, sustainable and economic manner ensuring that the best interests of all stakeholders and the community of Santa Rosalia continue to be served.”

About ICA Fluor

ICA Fluor is the leading industrial engineering and construction company in Mexico. The company specializes in engineering, procurement, maintenance and construction of industrial plants for the gas, oil, chemical, petrochemical, automotive, power, manufacturing, mining and telecommunication sectors. ICA Fluor is a joint venture of Empresas ICA and Fluor Corporation.

About Baja Mining

Baja is a Vancouver-based publicly traded company (TSX:BAJ) with a 70% interest in the Boleo copper-cobalt-zinc-manganese project located near Santa Rosalia, Baja California Sur, Mexico. A Korean syndicate holds the remaining 30%. Baja is the project operator. The target date for commissioning Boleo is 2011. A 2007 definitive feasibility study projected an average annual production for the first four years of 56,000 tonnes of copper cathode, 1,500 tonnes of cobalt cathode and 20,000 tonnes of zinc sulphate. The project has proven and probable reserves that support a mine life of more than 25 years. Anticipated cash costs in the  first five years are US$0.27 per pound of copper, net of by-product credits for cobalt and zinc and with no credit for manganese.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s estimated capital costs, estimated timing of EPCM capital cost estimates, projected metal price expectations, the need for additional capital, estimated start of construction of the process plant and other such facilities, potential negotiation and finalization of construction financing arrangements, estimated costs savings, estimated production numbers, estimated commissioning date and other statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.